EXHIBIT 99.6

FSD Pharma Inc.

(the “Company”) Request for

Financial Statements

In accordance with Canadian Securities Administrator’s National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both. If you wish to receive these documents by mail, please return this completed form to:

MARRELLI TRUST COMPANY LIMITED

c/o Marrelli Transfer Services Corp.

82 Richmond Street E., 2nd Floor

Toronto, ON M5C 1P1

Rather than receiving the financial statements by mail, you may choose to view these documents under the Company's profile on SEDAR+ at www.sedarplus.ca

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim financial statements.

SHAREHOLDER REGISTRATION (PLEASE PRINT CLEAR IN BLOCK LETTERS)

STREET ADDRESS

CITY	PROV/STATE	POSTAL/ZIP CODE

COUNTRY (IF NOT CANADA OR USA)	EMAIL*

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK THE BOX AND PROVIDE YOUR FORMER ADDRESS BELOW

PLEASE SEND ME THE FOLLOWING:
Annual Financial Statements with MD&A
Interim Financial Statements with MD&A

* By providing an e-mail address, you are consenting to the delivery of Company information and financial reports in PDF electronic format to the provided e-mail address. In the event that the electronic delivery fails, the documents will be sent by ordinary mail. In order to remove yourself from this list at any time, please email info@marrellitrust.ca